Exhibit 16.1

BDO Seidman, LLP

December 5, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on December 5, 2006, to be filed by our former client, Israel Growth Partners Acquisition Corp. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours, /s/ BDO Seidman, LLP —————————————— BDO Seidman, LLP